UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 3, 2017, and entitled “Orbotech Reports First Quarter 2017 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Operations.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBITDA.

6.	Registrant’s Condensed Consolidated Statements of Cash Flows.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS FIRST QUARTER 2017 RESULTS

2017 first quarter highlights

•	Revenues of $187.6 million

•	Gross margin of 46.4%

•	GAAP EPS of $0.31 (diluted); non-GAAP EPS of $0.46 (diluted)

2017 second quarter guidance

•	Revenue range: $200 million to $210 million

•	Gross margin of 46.0% based on current expectations of product mix

YAVNE, ISRAEL, May 3, 2017 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the first quarter of 2017.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “Our results for the first quarter of 2017 reflect a solid start to the year, and are marked by particularly strong execution in our PCB division - mainly from new product sales. We see the current growth opportunities in our existing served industries, such as advanced smartphones, automotive applications and flex OLED screens, as well as the plans for additional panel fabrication capacity by Chinese FPD manufacturers, as being strongly supportive of our growth for the remainder of 2017. As we have previously indicated, we anticipate that our 2017 results will be more backend loaded than previous years, and we expect to post revenue growth and ongoing profitability improvement during the year.”

Revenues for the first quarter of 2017 totaled $187.6 million, compared with $190.4 million in the first quarter of 2016, and $215.0 million in the fourth quarter of 2016.

In the Company’s Production Solutions for Electronics Industry segment:

•	Revenues from the Company’s semiconductor device (“SD”) business were $52.5 million (including $41.5 million in equipment sales) in the first quarter of 2017. This compares to SD revenues of $72.5 million (including $62.4 million in equipment sales) in the first quarter of 2016.
•	Revenues from the Company’s printed circuit board (“PCB”) business were $77.5 million (including $49.8 million in equipment sales) in the first quarter of 2017. This compares to PCB revenues of $68.0 million (including $39.9 million in equipment sales) in the first quarter of 2016.
•	Revenues from the Company’s flat panel display (“FPD”) business were $53.4 million (including $43.0 million in equipment sales) in the first quarter of 2017. This compares to FPD revenues of $44.7 million (including $35.6 million in equipment sales) in the first quarter of 2016.

Revenues in the Company’s other segments totaled $4.2 million in the first quarter of 2017, compared with $5.3 million in the first quarter of 2016.

Service revenues for the first quarter of 2017 were $50.9 million, compared with $49.5 million in the first quarter of 2016.

Gross profit and gross margin in the first quarter of 2017 were $87.1 million and 46.4%, respectively, compared with $85.6 million and 45.0%, respectively, in the first quarter of 2016.

GAAP net income and GAAP net income margin in the first quarter of 2017 were $14.9 million and 8.0% respectively, compared with $15.8 million, and 8.3% respectively in the first quarter of 2016.

GAAP earnings per share (diluted) for the first quarter of 2017 were $0.31, compared with $0.36, for the first quarter of 2016.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the first quarter of 2017 were $32.5 million and 17.3%, respectively, compared with $35.3 million and 18.5%, respectively, in the first quarter of 2016.

Non-GAAP net income and non-GAAP net income margin for the first quarter of 2017 were $22.3 million and 11.9%, respectively, compared with $23.2 million and 12.2%, respectively, for the first quarter of 2016.

Non-GAAP earnings per share (diluted) for the first quarter of 2017 were $0.46, compared with $0.53 per share, for the first quarter of 2016.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release.

As of March 31, 2017, the Company had cash, cash equivalents (including restricted cash), short term bank deposits and marketable securities of $222.3 million, and debt of $88.5 million. During the first quarter of 2017, the Company utilized cash from operations of $9.2 million. As of March 31, 2017, the actual number of ordinary shares outstanding was approximately 47.9 million.

Second Quarter 2017 Guidance

The Company expects revenues for the second quarter of 2017 to be in the range of $200 million to $210 million, and gross margin of 46.0% based on current expectations of product mix.

Conference Call

An earnings conference call for the Company’s first quarter 2017 results is scheduled for today, May 3, 2017, at 9:00 a.m. EDT. The dial-in number for the conference call is +1-646-254-3366 or (US toll-free) 877-280-1254 and a replay will be available on telephone number +1-347-366-9565 or (US toll-free) 866-932-5017 until May 17, 2017. The pass code is 8775823 or Orbotech Q1. A live webcast of the conference call can also be heard by accessing the Company’s website at: http://edge.media-server.com/m/p/obsiwi8y. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioarchives.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company provides cutting-edge solutions for use in the manufacture of PCBs, FPDs and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For more information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas. In addition, the Company expects to receive an assessment from the Israel Tax Authority in the coming months with respect to the ongoing tax audit in Israel, which assessment may be with respect to a material amount of taxable income and for a material amount of tax and, while the Company believes that it has provided adequately for any reasonably foreseeable outcomes related to the tax audit, future results may include unfavorable material adjustments to estimated tax liabilities in the period when the assessment is received or resolved or the audit is closed. The Company is subject to the foregoing and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	March 31, 2017	December 31, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$201,378	$216,292
Restricted cash	12,292	12,487
Marketable securities	207
Short-term bank deposits	801	789
Accounts receivable - trade	353,784	326,343
Prepaid expenses and other current assets	42,035	47,258
Inventories	140,720	132,435

Total current assets	751,217	735,604

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,647	7,012
Funds in respect of employee rights upon retirement	9,679	8,375
Deferred income taxes	16,566	19,840
Equity method investee and other receivables	4,742	9,113

	38,634	44,340

PROPERTY, PLANT AND EQUIPMENT, net	63,267	62,375

OTHER INTANGIBLE ASSETS, net	86,639	84,210

GOODWILL	176,804	176,374

Total assets	$1,116,561	$1,102,903

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	70,990	72,085
Other	103,281	114,692
Deferred income	29,792	28,576

Total current liabilities	220,427	231,717

LONG-TERM LIABILITIES:
Long-term loan, net	72,134	72,002
Liability with respect to Applied Microstructure, Inc. (“AMST”)	1,471	1,471
Liability for employee rights upon retirement	23,089	22,973
Deferred income taxes	13,778	14,392
Other tax liabilities	7,302	7,567

Total long-term liabilities	117,774	118,405

Total liabilities	338,201	350,122

EQUITY:
Share capital	2,383	2,381
Additional paid-in capital	423,068	420,185
Retained earnings	455,079	440,159
Accumulated other comprehensive loss	(6,057)	(9,221)

	874,473	853,504
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	774,934	753,965
Non-controlling interest	3,426	(1,184)

Total equity	778,360	752,781

Total liabilities and equity	$1,116,561	$1,102,903

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
Revenues	$187,649	$190,427	$806,402
Cost of revenues	100,524	104,824	433,995

Gross profit	87,125	85,603	372,407

Operating expenses:

Research and development, net	28,675	26,569	107,095
Selling, general and administrative	33,953	30,023	124,356
Equity in earnings of Frontline	(1,050)	(636)	(3,445)
Amortization of intangible assets	5,893	6,295	27,456

Total operating expenses	67,471	62,251	255,462

Operating income	19,654	23,352	116,945
Financial expenses - net	2,006	4,664	21,042

Income before taxes on income	17,648	18,688	95,903
Taxes on income	2,868	2,845	16,308
Share in losses of equity method investee		150	600

Net income	14,780	15,693	78,995
Net loss attributable to the non-controlling interests	(140)	(61)	(443)

Net income attributable to Orbotech Ltd.	$14,920	$15,754	$79,438

Basic earnings per share	$0.31	$0.36	$1.74

Diluted earnings per share	$0.31	$0.36	$1.71

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	47,839	43,186	45,534
Diluted earnings per share	48,768	44,062	46,461

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
Reported operating income on GAAP basis	$19,654	$23,352	$116,945
Equity-based compensation expenses	2,218	1,680	6,356
Amortization of intangible assets	5,893	6,295	27,456

Non-GAAP operating income	$27,765	$31,327	$150,757

Reported net income attributable to Orbotech Ltd. on GAAP basis	$14,920	$15,754	$79,438
Equity-based compensation expenses	2,218	1,680	6,356
Amortization of intangible assets	5,893	6,295	27,456
Tax effect of non-GAAP adjustments	(748)	(729)	(3,205)
Share in losses of equity method investee		150	600
Charges associated with the retirement of the 2014 Credit Agreement			6,228

Non-GAAP net income	$22,283	$23,150	$116,873

GAAP earnings per diluted share	$0.31	$0.36	$1.71

Non-GAAP earnings per diluted share	$0.46	$0.53	$2.52

Shares used in earnings per diluted share computation - in thousands	48,768	44,062	46,461

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
Net income attributable to Orbotech Ltd. on GAAP basis	$14,920	$15,754	$79,438
Minority interest and equity losses	(140)	89	157
Taxes on income	2,868	2,845	16,308
Financial expenses - net	2,006	4,664	21,042
Depreciation and amortization	10,651	10,251	44,756
Equity-based compensation expenses	2,218	1,680	6,356

ADJUSTED EBITDA	$32,523	$35,283	$168,057

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Three months ended March 31,		Year ended December,
	2017	2016	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,780	$15,693	$78,995
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,651	10,251	44,756
Compensation relating to equity awards granted to employees and others - net	2,218	1,680	6,356
Decrease (Increase) in liability for employee rights upon retirement, net	(130)	247	943
Long- term loans discount amortization		300	1,866
Deferred financing costs amortization	132	798	5,692
Deferred income taxes	322	(1,214)	(2,693)
Amortization of premium and accretion of discount on marketable Securities, net	(333)	66	145
Equity in earnings of Frontline, net of dividend received	26	189	1,261
Other	90	150	751
Decrease (increase) in accounts receivable:
Trade	(27,441)	(4,325)	(41,607)
Other	5,469	(2,717)	(2,921)
Increase (decrease) in accounts payable and accruals:
Trade	(1,146)	1,638	6,898
Deferred income	1,216	850	(1,056)
Other	(6,912)	(5,744)	7,994
Decrease (increase) in inventories	(8,182)	(2,130)	1,080

Net cash provided by (used in) operating activities	(9,240)	15,732	108,460

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(4,979)	(5,757)	(23,550)
Consideration received for the sale of the Thermal product business			12,000
Withdraw of (investment in) bank deposits	(12)	6,507	8,761
Purchase of marketable securities	(2,292)	(1,268)	(5,553)
Redemption of marketable securities	1,804	1,157	4,337
Investment in equity method investee		(1,000)	(1,000)
Acquisition of AMST			(6,429)
Decrease (increase) in funds in respect of employee rights upon retirement	(1,057)	60	249

Net cash used in investing activities*	(6,536)	(301)	(11,185)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan		(25,607)	(239,635)
Repayment of bank loan			(20,000)
Bank loan, net of $2 millions financing costs			108,031
Issuance of shares, net			99,962
Employee stock options exercised	667	2,075	7,427

Net cash provided by (used in) financing activities	667	(23,532)	(44,215)

Net increase (decrease) in cash, cash equivalents and restricted cash*	(15,109)	(8,101)	53,060
Cash, cash equivalents and restricted cash at beginning of period*	228,779	175,719	175,719

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD*	$213,670	$167,618	$228,779

*	Reclassified

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; (v) share in losses of equity method investee and amounts associated with non-controlling interests company; and/or (vi) charges associated with the financing activities related to the retirement of the Company’s credit Agreement entered into in 2014.

The Company uses the non-GAAP measures indicated in the Reconciliation to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial and other expenses and items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, financial expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions and dispositions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

The effects of a sale or disposition of a business have also been excluded from the non-GAAP measures. This item is inconsistent in amount and frequency. By excluding the item from the non-GAAP measures, management is better able to evaluate the Company’s ability to utilize its existing businesses and estimate the long-term value that remaining businesses will generate for the Company. Furthermore, the Company believes that this adjustment correlates more closely with the sustainability of the Company’s operating performance.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. Adjusted EBITDA margin is a measurement of Orbotech’s adjusted EBITDA as a percentage of its revenues. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly named measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2016, and its other SEC filings.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date:	May 4, 2017